

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2017

<u>Via E-mail</u>
Josef H. von Rickenbach
Chief Executive Officer
PAREXEL International Corporation
195 West Street
Waltham, MA 02451

> **Re: PAREXEL International Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response dated August 10, 2017**
> **File No. 000-21244**

Dear Mr. von Rickenbach:

We have reviewed your August 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Background of the Merger, page 29</u>

1.   We note your response to comment 1. Please identify the members of management that provided input to representatives of Goodwin during negotiations of the material merger agreement provisions. Also please describe the material negotiations relating to the executive officers' ongoing roles, compensation and interest in the surviving company, including the modifications of existing severance packages as described on page 42.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Andrew H. Goodman
        Goodwin Procter LLP